Exhibit 12.1

Chattem, Inc.

Ratio of Earnings to Fixed Charges

	For the Year Ended November 30,					For the Quarter Ended Februry 28, 2007
	2002	2003	2004	2005	2006
EARNINGS:
Income from continuing operations	$30,170	$35,593	$2,154	$53,010	$69,290	$20,839
Fixed charges	21,359	20,488	15,157	13,963	11,895	7,281

Total earnings	$51,529	$56,081	$17,311	$66,973	$81,185	$28,120

FIXED CHARGES:
Interest expense	$21,292	$20,431	$15,049	$13,814	$11,725	$7,236
Interest component of operating leases	67	57	108	149	170	45

Total fixed charges	$21,359	$20,488	$15,157	$13,963	$11,895	$7,281

Ratio of earnings to fixed charges	2.4:1	2.7:1	1.1:1	4.8:1	6.8:1	3.9:1